UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Priority Technology Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

74275G 107
(CUSIP Number)

Thomas C. Priore
c/o Priority Technology Holdings, Inc.
2001 Westside Parkway, Suite 155
Alpharetta, GA 30004
(800) 935-5961

With a copy to:

James Stevens, Esq.
Troutman Sanders LLP
600 Peachtree Street, NE, Suite 3000
Atlanta, GA 30308
(404) 885-3721

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

(Page 1 of 7 Pages)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74275G 107	SCHEDULE 13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON
Thomas C. Priore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
33,613,250
	8	SHARED VOTING POWER
12,500,000
	9	SOLE DISPOSITIVE POWER
33,613,250
	10	SHARED DISPOSITIVE POWER
12,500,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
46,113,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
68.8% (based on 67,060,943 shares of Common Stock outstanding on March 26, 2020)
14	TYPE OF REPORTING PERSON
IN

CUSIP No. 74275G 107	SCHEDULE 13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON
Thomas Priore 2019 GRAT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
—
	8	SHARED VOTING POWER
10,000,000
	9	SOLE DISPOSITIVE POWER
—
	10	SHARED DISPOSITIVE POWER
10,000,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
10,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.9% (based on 67,060,943 shares of Common Stock outstanding on March 26, 2020)
14	TYPE OF REPORTING PERSON
OO

CUSIP No. 74275G 107	SCHEDULE 13D	Page 4 of 7 Pages

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 3, 2018 (the “Original Schedule 13D”), Amendment No. 1 to the Original Schedule 13D filed with the SEC on August 21, 2019 (“Amendment No. 1”) and Amendment No. 2 to the Original Schedule 13D filed with the SEC on November 19, 2019 (“Amendment No. 2” and, together with the Original Schedule 13D and the Amendment No. 1, the “Schedule 13D”). The Schedule 13D remains in full force and effect, except as specifically amended by this Amendment No. 3. Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

Item 1.    Security and Issuer

This Schedule 13D relates to the Common Stock, $0.001 par value per share ("Common Stock") of Priority Technology Holdings, Inc., a Delaware corporation (the "Issuer"), with principal executive offices at 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

Item 2.    Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

(a)	This statement is filed by:

(i)	Thomas Priore 2019 GRAT (the "GRAT"), with respect to the shares of Common Stock directly held by it; and

(ii)
Thomas C. Priore ("Mr. Priore"), who serves as the managing member of Priority Investment Holdings, LLC ("PIH"), the manager of Priority Incentive Equity Holdings, LLC ("PIEH"), with respect to the shares of Common Stock directly held by him and by the Thomas C. Priore Irrevocable Insurance Trust u/a/d 1/8/2010 (the "Insurance Trust") and the GRAT.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any Reporting Person is the beneficial owner of the securities reported herein.

(b)	The principal business address of the Reporting Persons and PIH is c/o Priority Technology Holdings, Inc., 2001 Westside Parkway, Suite 155, Alpharetta, GA 30004.

(c)	Mr. Priore serves as the sole managing member of PIH. The principal business of PIH is to serve as the manager of PIEH.

(d)	None of the Reporting Persons nor PIH has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 74275G 107	SCHEDULE 13D	Page 5 of 7 Pages

(e)
On June 21, 2010, the SEC filed a civil lawsuit against ICP Asset Management (“ICP”) and Mr. Priore in his role as majority owner, President and Chief Investment Officer of ICP’s registered investment advisor. The SEC principally alleged that portfolio rebalancing trades executed by ICP at the height of the credit crisis, in connection with its management of the assets of four collateralized debt obligation vehicles (the Triaxx “CDOs”), violated certain fiduciary duties and obligations under the CDOs’ trust indentures. The SEC contended that certain trades executed by ICP at purchase prices between the CDO trusts, should have been executed at then prevailing market prices and on an arms’ length basis, and, by failing to do so, ICP caused the CDOs to overpay for securities in violation of its fiduciary duty. The SEC further alleged that the nature of certain trades were mischaracterized to investors and executed without requisite approvals from the CDOs’ trustee. On August 14, 2012, Mr. Priore and ICP agreed to a civil settlement with regulators without admitting or denying the allegations, consenting to the entry of a civil order by the SEC. On March 11, 2015, the administrative settlement was entered pertaining to the SEC Order that barred Mr. Priore from associating with any broker, dealer, investment adviser, municipal securities dealer or transfer agent, and from participating in any offering involving a penny stock, for a minimum of five years from the date of the SEC Order with the right to apply to the applicable regulatory body for reentry thereafter. The SEC Order does not, nor has it ever, prohibited Mr. Priore’s involvement with Priority, or his service as Executive Chairman of the Issuer subsequent to the Business Combination.

None of PIH or the GRAT, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	PIH is a Delaware limited liability company. The trustee of the GRAT and Mr. Priore’s spouse, Lori Priore, is a citizen of the United States. Mr. Priore is a citizen of the United States.

______________________________________________________________________________________________________________

CUSIP No. 74275G 107	SCHEDULE 13D	Page 6 of 7 Pages

Item 5.    Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a)
See rows (11) and (13) of the cover pages to this Amendment No. 3 for the aggregate number of shares of Common Stock and percentages of the Common Stock beneficially owned by the Reporting Persons. The percentages used in this Amendment No. 3 are calculated based upon 67,060,943 shares of Common Stock reported to be outstanding as of March 26, 2020, as described in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 30, 2020.

(b)
See rows (7) through (10) of the cover pages to this Amendment No. 3 for the number of shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Items 3 and 4, none of the Reporting Persons has effected any transaction in the Common Stock during the past sixty days.

On April 6, 2020, PIEH made an in-kind distribution of an aggregate of 620,810 shares, without any additional consideration, of Common Stock of the Issuer to a holder of ownership interest of PIEH. As a result, such shares are no longer deemed beneficially owned by Mr. Priore. Following such distribution, PIEH no longer holds shares of Common Stock of the Issuer and is accordingly no longer a reporting person.

(d)	Not applicable.

(e)	Not applicable.

_________________________________________________________________________________________________________________________________

CUSIP No. 74275G 107	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 3 to Schedule 13D is true, complete and correct.

Date: April 20, 2020

/s/ Thomas C. Priore
THOMAS C. PRIORE

/s/ Lori Priore
LORI PRIORE, AS TRUSTEE FOR THE THOMAS PRIORE 2019 GRAT